Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year									Six Months Ended June 28, 2003
	1998		1999		2000		2001	2002
	(in thousands, except ratios)
Pre-tax income (loss) from continuing operations	$28,099		$22,970		$19,001		$(38,956)	$17,914		$(16,420)
Interest	18,713		28,416		32,931		32,063	26,884		13,627
Net amortization of debt discount and premium and issuance expense (1)	—		—		—		—	—		—
Interest portion of rental expense	2,794		3,278		3,079		2,891	2,686		1,378

Earnings (loss)	$49,606		$54,664		$55,011		$(4,002)	$47,484		$(1,415)

Interest	18,713		28,416		32,931		32,063	26,884		13,627
Net amortization of debt discount and premium and issuance expense(1)	—		—		—		—	—		—
Interest portion of rental expense	2,794		3,278		3,079		2,891	2,686		1,378

Fixed charges	$21,507		$31,694		$36,010		$34,954	$29,570		$15,005

Ratio of earnings to fixed charges	2.31	x	1.72	x	1.53	x	—	1.61	x	—

(1)	Included in interest.